INVEST IN **AFTERRHOME**

AfterrHome uses A.I. to help users book remote live stream inspections.

PITCH VIDEO INVESTOR PANEL



LEAD INVESTOR

Keylee Sampson

I invested in AfterrHome because of its innovative yet simple take on the home buying process in addition to the founders' dedication to underserved communities. Personally, it is also critical for me to support Black-owned technology. There are a lot of "What now?" moments involved in purchasing a property that most individuals aren't prepared for. The founders have hit on a unique pain point. AfterrHome's approach streamlines the inspection process and, as a platform, has immense room to expand

afterrhome.com Baltimore MD

Main Street | Technology | Real Estate | Social Impact | Female Founder

OVERVIEW DETAILS UPDATES 10 WHAT PEOPLE SAY 28 ASK QUESTION 1

Highlights

1. Over $500 Million Market Opportunity
2. Remote-Live Stream Inspections
3. Uses Artificial Intelligence to scan property neighborhood data for environmental hazards
4. Self- Analyzing SMART Inspection Report Scalable Inspection Technology
5. Subscription model for home inspection payments
6. 4 ways to generate revenue: Inspections Realtor Programs Maintenance Plans Moving Services
7. Growth and innovation potential on parallel with platforms like Amazon and Zillow
8. Experienced Team with over 20 yrs Tech+Real Estate Experience

Our Team



Michael Floyd Founder/CEO

I utilized the model from YC Start-up school to create a simulation of a tech start-up accelerator for HS youth. This model forms the basis of a Tech, Engineering and Entrepreneurship program for high school youth in Detroit.

> Not only is this a major market opportunity; but it is also an opportunity to respond to a growing need in the real estate process. By adding A.I. and remote live-stream inspections, our model revolutionizes a traditional process & aligns to the modern buyer who is accustomed to technological advances in real estate and remote options.



Lenora Felder Co-Founder/COO

I created an aquaponics system inside of a school in Southeast DC. I showed urban HS youth how to utilize iterative design and science to farm tilapia and grow fresh foods using aquaponics--providing fresh food and produce in a food desert.

The Story of AfterrHome

We developed the concept of AfterrHome in 2019 and we are already changing the future of home inspections!

While much of the real estate industry have adapted to changes in technology, the home inspection process has remained antiquated.


Home Buyers have one option for home inspection services...
In Person Home Inspection
1-7 Days Inspection Reporting
100% out of the pocket Expense
1
2
3

After the countless stories of home inspection nightmares that can be found on social media, we decided to revolutionize the home inspection industry by addressing the top complaints of :

1) Finding reputable, quality and transparent inspectors

2) Scheduling in-person inspections around their schedule

3)slow inspection reports

4) out-of-pocket costs of inspections

We decided on Artificial Intelligence!!

We decided on Artificial Intelligence!!

After doing more research, we decided that homebuyers also needed some assistance in choosing the appropriate environmental inspections for their home.


Afterrhome. What is Afterrhome
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So we created a platform that uses Artificial Intelligence to scan the address of the property and suggest environmental inspections based on the neighborhood data.


AfterrHome
What type of inspection(s) do you need?
Home Inspections
Starting at *
$ 400
Lead Inspections
Starting at *
$ 100
Mold Inspections
Starting at *
$ 400
Radon Inspections
Starting at *
$ 200
Rental Inspections
Starting at *
$ 260
Chimney Inspections
Starting at *
$ 375
Termite Inspections
Starting at *
$ 115
Irrigation and Sprinkler Inspections
Starting at *
$ 100

AfterrHome also allows users to pay only 50% on the costs at booking and the rest they can pay over three months.

We attended YC Start-Up School to further develop our concept and received invaluable instruction from tech industry professionals

We learned more about how to launch a successful start-up. We also learned how to talk to users. We conducted many surveys with realtors, existing homeowners and future homeowners to assess their needs, experience with home inspections and our ability to respond to "pain points". We got lots of positive feedback!

We got set to Launch... Then COVID-19 happened...

The COVID-19 pandemic delayed our launch. We then had to figure out how to pivot...



We knew that we needed to rethink our approach and decided that whatever we did next...we had to raise money...so...

WE LAUNCHED A KIVA CAMPAIGN!!!

kiva
Lend
Borrow
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Fund a loan, get repaid, fund another.
AfterrHome
Funded
Total loan: $7,500
Powered by 199 lenders
Lenora
AfterrHome Inc
Baltimore, MD, United States / Technology
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A loan helped a woman-owned business buy equipment and provide jobs despite COVID-19's challenges.
Lenora's story
Growing up in Philadelphia, I saw many abandoned homes with structural damage. Many brave people bought these homes without knowing the
Loan details

We successfully raised $7,500 through Kiva to enhance our technology and develop our new strategy. We used our network to raise our campaign funding in 18 hours! This gave us the ability to acquire important technology and to continue to develop our strategy.

Remote Live-Stream Inspections

After experiencing social distancing, we realized that this was our new norm and we have to find a way to conduct inspections but adhere to social distancing.

We did some research and realized that social distancing offered a chance to innovate home inspections by introducing remote live stream inspections.



Remote Live Stream Inspections dramatically decrease closing time


Faster reports, quicker repairs
Notifies buyer of areas of concern
Remote Live Stream Inspections!
View your inspection via live stream from anywhere
Collaborate!
Share your livestream link with your realtor and other important people
50%
Increase in productivity when not required to Physically attend inspection
15 mil hrs
15 mil. productivity hours recovered by eliminating travel + in personal attendance for the 5 mil. homebuyers per year

Our inspectors would do on-site home inspections, and provide a live-stream link for the homebuyer and realtor to attend remotely.


Collaborate with your realtor and home inspector with RLSIs no matter where you are!
REAL TIME
Be a part of the inspection
Talk with your home inspector as they give you real-time feedback and answers regarding your prospective home

While it is definitely a response to the pandemic; it also offers a long-term solution to the longstanding problem of scheduling with the inspector, home buyer and realtor. With remote live stream inspections, the realtor and inspector can stay in their offices and watch the inspection via live stream link.

To Gauge the Interest of the Tech Community...

We Entered a Pitch Competition!!

We felt we had a great idea but we wanted to pitch it to the tech community! So we entered the DC StartUp Week 1st Virtual Pitch Competition,


WINNER IS:
Washington, DC
Startup Week
Date 09/18/2020
$1,000
Pay to the Order of
Afterrhome
Dollars
One thousand dollars
DC Startup Week
Memo Pitch Competition



After competing with 9 other companies, AfterrHome emerged as the winner! We won $1,000, a free month at WeWork, in-kind services from Technology Rivers and the validation of the community.

Ready to Launch: November 1st

We received lots of positive feedback from users and industry professionals and are set to launch on November 1, 2020.


AfterrHome

We are pioneering the future of inspections

By integrating A.I. and remote live stream inspections, we are changing the way home-related inspections are conducted.


$250K Round
Brokerage Partnership
Series A
Today
Q1 2021
Q4 2021
Polish RLSIs Feature
Integrate SMART Report
Expand to high demand states
Expand Personnel
Integrate Contractor/Repair End

In the next 12 months we are looking towards the following milestones:

-Launch

-Establish 5 brokerage partnerships

-Add all advanced features fully integrated on our site

-Establish partnership with the Baltimore Department of Health for Environmental Inspection Hazard Prevention Programs

-Fully launch in at least 5 states

COME ALONG FOR THE RIDE!!



Thank you for choosing us! We hope that you'll stay connected with us and follow us along our success journey!!